UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ADC Therapeutics SA
(Name of Subject Company (Issuer))

ADC Therapeutics SA, as Issuer and Offeror
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Options to purchase common shares, par value CHF 0.08 per share
(Title of Class of Securities)

H0036K147 for the common shares
(CUSIP Number of Class of Securities)

Peter J. Graham
ADC Therapeutics America, Inc.
430 Mountain Avenue, 4th Floor
Murray Hill, NJ 07974
(908) 546-5556
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Deanna L. Kirkpatrick
Yasin Keshvargar
Kyoko Takahashi Lin
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On March 3, 2023, ADC Therapeutics SA, a Swiss stock corporation (société anonyme) organized under the laws of Switzerland (the “Company”), transmitted the attached communication (the “Communication”) to Company employees regarding the Company’s upcoming option exchange program (the “Exchange Program”).

The Communication is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the Company’s securities. The Exchange Program has not yet commenced. On the commencement date of the Exchange Program, a Tender Offer Statement on Schedule TO, including an Offer to Exchange Eligible Options for New Options (the “Offer to Exchange”), will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company. Eligible option holders should carefully read those materials when they are available because they will contain important information, including the various terms and conditions of the Exchange Program. Eligible option holders may obtain free copies, when available, of the Tender Offer Statement on Schedule TO, including exhibits, from the SEC’s website at www.sec.gov or by contacting the Company as set forth in the Offer to Exchange.

ITEM 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Communication, dated March 3, 2023

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC THERAPEUTICS SA

By:	/s/ Ameet Mallik
	Name:	Ameet Mallik
	Title:	Chief Executive Officer

Date: March 3, 2023